Response Biomedical Secures Replacement Line of Credit

Vancouver, British Columbia, November 26, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced that, upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 31, 2004, the Company has made provisions with Menderes Holding AG (“Menderes”) to guarantee another otherwise identical line of credit established under the same terms with a one year expiry date effective December 31, 2005.

In anticipation of additional working capital needs related to the scale -up of the Company’s facilities and processes, the Company and the guarantor have agreed that Menderes will guarantee a subsequent credit facility with TD Canada Trust under the same terms and conditions for another one-year term. The interest rate on the credit facility is the Prime Rate. Menderes is the Company's largest shareholder, owning approximately 12.8% of the Company's issued and outstanding shares. Pursuant to the policies of the TSX Venture Exchange, the Company has agreed to issue 449,250 bonus warrants to Menderes as consideration for the new loan guarantee. Each bonus warrant entitles Menderes to purchase one common share of the Company at a price of $0.80 for the term of the loan guarantee.

The terms and the issuance of bonus warrants are subject to approval by the TSX Venture Exchange.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single -use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com